Mail Stop 3720

March 6, 2007

Mr. Stratton Nicolaides
Chief Executive Officer
Numerex Corp.
1600 Parkwood Circle, Suite 200
Atlanta, Georgia 30339-2119

Re: **Numerex Corp.**
     Registration Statement on Form S-3
     Filed February 6, 2007
     File No. 333-140483

Dear Mr. Nicolaides:

We have limited our review of your Form S-3 to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 11

1. Please provide us with the Funds Escrow Agreement set forth as Exhibit D to the Securities Purchase Agreement as filed on a Form 8-K on January 5, 2007. Also file an amendment to the Form 8-K that includes the entirety of the Securities Purchase Agreement, including all schedules and exhibits to the extent they are not already filed as other exhibits to the Form 8-K.

2.   Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3.   Provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to Laurus Master Fund, any affiliate of Laurus Master Fund, or any person with whom Laurus Master Fund, has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes or debt in this disclosure.

        Further, disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to Laurus Master Fund and any of its affiliates in the first year following the sale of convertible notes.

4.   If there are provisions in the convertible notes that could result in a change in the conversion price upon the occurrence of certain events, please provide disclosure as appropriate. Also revise to describe the nature of the "adjustment mechanisms" that could result in the issuance of an additional number of shares upon exercise of the warrant or conversion of the note, as mentioned in footnote one to the Selling Stockholder table on page 12.

5.   Disclose in a table:

        •   the gross proceeds paid or payable to you in the convertible notes transaction;

        •   all payments that have been made or that may be required to be made by you that are disclosed in response to comment 3 above; and

        •   the resulting net proceeds to you.

6.   Describe in a table all prior securities transactions between you (or any of your predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:

        •   the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. In a table, include disclosure that compares:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

- the number of shares registered for resale by Laurus Master Fund or its affiliates in prior registration statements;

- the number of shares registered for resale by Laurus Master Fund or its affiliates that continue to be held by Laurus Master Fund or its affiliates;

- the number of shares that have been sold in registered resale transactions by Laurus Master Fund or its affiliates; and

- the number of shares registered for resale on behalf of Laurus Master Fund in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.   Disclose the following information:

- whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from Laurus Master Fund – any the selling shareholder has an existing short position in your common stock and, if any it has an existing short position in your stock, the following additional information:

  - the date on which Laurus Master Fund entered into that short position; and

  - the relationship of the date on which Laurus Master Fund entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, or other documents filed with the Commission, please provide us with confirmation of your view in this regard.

10.   Provide us with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Staff Attorney, at 202-551-3389, or me, at 202-551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: *Via facsimile: (202) 942-5999*
        Richard E. Baltz
        Arnold & Porter LLP